VIA EDGAR

May 21, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attn: Tim Buchmiller

Re:	Bio-Path Holdings, Inc.
Offering Statement on Form 1-A, as amended
File No. 024-12601

Ladies and Gentlemen:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), D. Boral Capital LLC, as the representative of the underwriters (the “Representative”), hereby join in the request of Bio-Path Holdings, Inc. (the “Registrant”), for the qualification of the Registrant’s Offering Statement on Form 1-A (File No. 024-12601) (as amended, the “Offering Statement”), so that the Offering Statement may be declared qualified at 4:00 p.m., Eastern Time, on May 23, 2025, or as soon thereafter as practicable. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

D. Boral Capital LLC

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer